

May 7, 2021

Randy Maslow
Interim Chief Executive Officer
iAnthus Capital Holdings, Inc.
420 Lexington Avenue, Suite 414
New York, New York 10170

      Re: iAnthus Capital Holdings, Inc.
            Registration Statement on Form 10
            Filed December 8, 2020
            File No. 000-56228

Dear Mr. Maslow:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Richard Friedman, Esq.